

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Andriy Mykhaylovskyy
Chief Financial Officer
Fifth Wall Acquisition Corp. I
6060 Center Drive, 10th Floor
Los Angeles, California 90045

> **Re: Fifth Wall Acquisition Corp. I**
> **Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-256144**

Dear Mr. Mykhaylovskyy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary, page 1

1. Please include a summary of the positive and negative factors considered by the board related to the business combination.

2. Please include an organizational chart depicting the ownership structure of Fifth Wall Acquisition Corp. I and SmartRent.com, Inc. before and after the business combination.

Information about SmartRent, page 14

3. Please disclose SmartRent's net loss for the years ended December 31, 2020 and 2019.

Risk Factors
We depend on a limited number of third-party suppliers..., page 32

4.   Please provide examples of the cases in which you depend on a single supplier for some your products and components.

The requirements of being a public company..., page 35

5.   Please revise this risk factor to also disclose that the company's election to take advantage of the extended transition period for complying with new or revised financial accounting standards under the JOBS Act may make it difficult to compare its financial results to the results of other public companies.

Unaudited Pro Forma Condensed Combined Financial Information, page 59

6.   We note that in April 2021, the Board of Directors executed a unanimous written consent to provide an additional incentive to certain employees of the Company by amending the 2018 Stock Plan to allow for the issuance of restricted stock units (RSUs) and the Company granted a total of 1,532,851 RSUs to certain employees which vest over 4 years. Please explain your consideration of disclosing an estimate of the share-based compensation expense and pro forma earnings per share impact with respect to these issuances. We refer you to ASC 855-10-50-2(b).

Proposal No. 2 - The Charter Proposal, page 78

7.   Please balance your disclosure regarding the charter amendment, bylaws amendment and director removal proposals by including a discussion of the disadvantages to shareholders of these proposals.

Information About SmartRent
Company Overview, page 121

8.   Please disclose the basis for your belief that SmartRent is the category leader in the enterprise smart home solutions industry and describe how this leadership is defined or determined. Also, disclose the basis for your statement that you have developed the most scalable and owner/operator-friendly smart home operating system in the industry and define your reference to active customers.

Our Industry and Market Opportunity
Our Growth Strategies and SmartRent Products and Solutions, page 125

9.   You disclose as of March 31, 2021 the recurring revenue from various solutions including the range per rental unit per month. Please tell us whether the number of rental units where each of your solutions are deployed is a key metric used in managing or monitoring the performance of the business. We refer you to SEC Release No. 33-10751. In addition, please consider disclosing revenue recognized from each solution here and in your Note 4 on page F-29. We refer you to ASC 606-10-55-89 to 91.

SmartRent Products and Solutions, page 126

10.   Please disclose the period over which you have installed more than 1 million SmartHubs and other smart home devices.

SmartRent's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 135

11.   You disclose that your key operating metrics include Units Deployed, Committed Units and Annual Recurring Revenue. Please revise to quantify these metrics for each period presented.

Results of Operations, page 138

12.   We note that in February 2020, the Company purchased all of the outstanding equity interests of Zenith. Please tell us and consider disclosing the increase in revenues and net income/(loss) attributable to Zenith. In addition, please provide similar disclosures in your Note 13 on page F-44. We refer you to ASC 805-10-50-2(h)(1).

Contractual Obligations, page 144

13.   We note that as of December 31, 2020, the outstanding principal amount under the Term Loan Facility was $4.8 million. Please revise your disclosures to include the outstanding amount under the Term Loan Facility and the associated interest in your contractual obligations table.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 147

14.   Please revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure should explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

15. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Security Ownership of Certain Beneficial Owners and Management of SmartRent, page 149

16. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by RETV Management LLC, Bain Capital, LP, Spark Capital Partners, LLC, and LEN FW Investor, LLC.

Executive Compensation
Executive Employment Agreements, page 158

17. Please file the consulting agreement with FLG partners related to the services of Jonathan Wolter as your Chief Financial Officer as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Business Combination
Unaudited Prospective Financial Information of SmartRent, page 181

18. You disclose that financial data for SmartRent was based on financial forecasts and other information and data provided by FWAA's management, including, among other things, FWAA's projections of SmartRent's revenue, gross profit and adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") for all periods. You further disclose that SmartRent's management prepared and provided to SmartRent's board of directors, SmartRent's financial advisors, FWAA and Moelis certain internal, unaudited prospective financial information including total units booked, units deployed, revenue and Adjusted EBITDA. Please revise to disclose in greater detail the basis for and the nature of the material assumptions underlying the projections. Explain how you determined that the assumptions are reasonable and the level of support is persuasive. Please disaggregate revenue to include estimated revenue for hardware, subscription and professional services. Provide the underlying assumptions and metrics for each of these revenue line items that supports your estimates. Disclosing the revenue that is recurring seems important to underlying your projections.

Material U.S. Federal Income Tax Considerations, page 211

19. We note from Section 1.12 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.

Certain Relationships and Related Party Transactions
Certain Relationships and Related Party Transactions - SmartRent, page 247

20.   Please disclose the material terms of the arrangements with the immediate family members of Mr. Edmonds. Refer to Item 404(a) of Regulation S-K.

Audited Consolidated Financial Statements SmartRent.com, Inc. and Subsidiaries:
Notes to Financial Statements
Note 2. Significant Accounting Policies
Significant Customers, page F-22

21.   We note your disclosure that your significant customers are also affiliates of an investor in the Company with approximately 32% ownership. Please provide support for your statement that these customers do not meet the definition of a related party. We refer you to ASC 850-10-20.

Revenue Recognition, page F-25

22.   We note that you partner with several manufacturers to offer a range of compatible hardware options for any property. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Please also revise your disclosures as appropriate. We refer you to ASC 606-10-55-36 through 39 and ASC 606-10-50-12(c).

23.   Please clarify whether any of the smart devices sold contain distinct performance obligations to support these devices that are either sold by you or a third party. That is, indicate whether these devices include subscription services in addition to your hosting services. We refer you to ASC 606-10-25-19.

Cost of Revenue, page F-27

24.   You disclose that the Company makes a provision for estimated losses on uncompleted contracts during the period in which such losses are identified and records any change to cost of job performance, job conditions and the resulting estimated profitability in the period during which the revision is identified. Please clarify the specific accounting guidance that you are relying upon for recognizing and disclosing loss contracts. In addition, please explain whether negative gross profit on your hardware sales is an indication that inventory is impaired. We refer you to ASC 330-10-35-1B and 35-13.

Deferred Cost of Revenue, page F-27

25.   Please revise to clarify how you account for incremental costs of obtaining a contract with a customer, if any. We refer you ASC 340.

General

26. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Technology

cc: Eduardo Gallardo, Esq.